UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For December 20, 2006
Commission File No. 000-29008
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
(Formerly known as Tramford International Limited)
Room 2413-18, Shui On Centre,
6-8 Harbour Road, Wanchai, Hong Kong
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

China Technology Announces the Establishment of New Production Base for Nutraceutial Products in China Merchants Zhangzhou Development Zone
     HONG KONG, December 20, 2006 — China Technology Development Group Corporation (Nasdaq: CTDC) ( “CTDC” or the “Company”) today announced that the Company entered into an Investment Agreement and a Leasing Agreement (collectively, the “Agreements”) with China Merchants Zhangzhou Development Zone (the “Zhangzhou Development Zone”) on December 15, 2006. Pursuant to the Agreements, the Company will invest RMB10 million, for the first stage of the project, through its wholly own subsidiary, China Natures Technology Inc., for the establishment of China Merchants Zhangzhou Development Zone Innoessen Biotech Co., Ltd (the “Zhangzhou Innoessen”), a newly established operating subsidiary of the Company which business will focus primarily on the production and manufacturing of nutraceutical products. Total planned investment could reach RMB100 million as the project advances to future stages. Zhangzhou Innoessen will establish production facilities in Zhangzhou Development Zone, for the first stage, on a 2,000 square-meter space leased by the Company pursuant to the Agreements. Zhangzhou Development Zone agrees to provide more premises to completely meet the Company’s demand in the future when the project advances to next stages. Zhangzhou Innoessen and its production facilities located in the Zhangzhou Development Zone will be the Company’s principal nutraceutical material processing and manufacturing base in the future.
     Zhangzhou Development Zone is a subsidiary of the China Merchants Group. It has a total area of 54 square kilometers and is located in the southern coastal area of Xiamen Bay of the Fujian Province, China. It offers a better investment environment and features a deep water container port, logistic centers and an industrial park.
     The Company has been reviewing and restructuring its nutraceutical business recently and has identified Zhangzhou Development Zone as the most appropriate site for the establishment of a production base for its nutraceutical business due to reasons such as easy accessibility to raw materials and low operating and labor costs in the area. The Company will systematically direct more resources to make Zhangzhou Innoessen the Company’s principal nutraceutical research and production base in China.
     Mr. Wei Liu and Mr. Xinan Jiang, directors of the Zhangzhou Development Zone, and Mr. Changshan Zhao, the Chairman of the Board, Mr. Alan Li, Executive Director and Co-CEO and Mr. Michael Siu, Executive Director and Chief Financial Officer of the Company attended the signing ceremony in Zhangzhou Development Zone and signed the Agreements on behalf of Zhangzhou Development Zone and the Company, respectively.
     Mr. Changshan Zhao, Chairman of the Board, expressed his excitement at the signing ceremony, “Setting up the new and principal production base for our nutraceutical business in the Zhangzhou Development Zone will provide us a solid platform to further expand our product offerings and enable us to expand our distribution networks to service our customers, which we hope will further strengthen the Company’s position in the nutraceutical industry.”

About CTDC:
CTDC is engaged in information network security and nutraceutical business in the People’s Republic of China. CTDC’s existing major shareholder is Beijing Holdings Limited, a conglomerate with over $3 billion in total assets beneficially owned by the Beijing People’s Municipal Government. For more information, please visit our website at www.chinactdc.com.
Forward-Looking Statement Disclosure:
This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Technology Development Group Corporation Date: December 20, 2006
By:	/s/ Michael Siu
Name:	Michael Siu
Title:	Executive Director, Chief Financial Officer and Secretary